UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Great Elm Capital Corp.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)**

☒ Rule 13d-1(c)**

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Imperial Capital Asset Management, LLC is filing this Schedule 13G pursuant to Rule 13d-1(b). All other reporting persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320109

(1)	Names of reporting persons. Imperial Capital Asset Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 145,189
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 145,189

(9)	Aggregate amount beneficially owned by each reporting person. 145,189
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 1.9%
(12)	Type of reporting person (see instructions). IA

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CUSIP No. 390320109

(1)	Names of reporting persons. Long Ball Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 145,189
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 145,189

(9)	Aggregate amount beneficially owned by each reporting person. 145,189
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 1.9%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 390320109

(1)	Names of reporting persons. IC Leverage Income Fund, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 167,375
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 167,375

(9)	Aggregate amount beneficially owned by each reporting person. 167,375
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 2.2%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 390320109

(1)	Names of reporting persons. Imperial Capital Group Holdings II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 399,062
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 399,062

(9)	Aggregate amount beneficially owned by each reporting person. 399,062
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 5.2%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 390320109

(1)	Names of reporting persons. Jason Reese
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 711,626
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 711,626

(9)	Aggregate amount beneficially owned by each reporting person. 711,626
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 9.4%
(12)	Type of reporting person (see instructions). IN, HC

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CUSIP No. 390320109

13G/A

Item 1.

(a)	Name of issuer

Great Elm Capital Corp.

(b)	Address of issuer’s principal executive offices

800 South Street, Suite 230

Waltham, MA 02453

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of the following:

i.

Imperial Capital Asset Management, LLC (“ICAM”), which is the registered investment adviser with the U.S. Securities and Exchange Commission (“SEC”) and its principal business is acting as the managing member and investment manager of Long Ball (defined below);

ii.	Long Ball Partners, LLC (“Long Ball”);

iii.	IC Leverage Income Fund, LLC (“IC Leverage”);

iv.	Imperial Capital Group Holdings II, LLC (“ICGH2”);

v.

Jason Reese (“Reese”), who is the portfolio manager to Long Ball and is Chairman and Chief Executive Officer of ICAM, and has sole voting and dispositive power over the shares of Common Stock held directly by each of ICGH2 and IC Leverage.

ICAM, Long Ball, IC Leverage, ICGH2, and Reese are collectively referred to in this Schedule 13G as the “Reporting Persons”.

(b)	Address or principal business office or, if none, residence

The address of the principal business office for each of the Reporting Persons is: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida, 33410.

(c)	Citizenship

i.	ICAM is a Delaware limited liability company.

ii.	Long Ball is a Delaware limited liability company.

iii.	IC Leverage is a Delaware limited liability company.

iv.	ICGH2 is a Delaware limited liability company.

v.	Reese is a United States citizen.

(d)	Title of class of securities

Common stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.

390320109

Item 3. Statement Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c)

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

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CUSIP No. 390320109

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);*

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

*	ICAM is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership

(a)-(c)

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 7,601,958 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 2, 2023.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

With respect to ICAM, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

With respect to all Reporting Persons other than ICAM, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

IMPERIAL CAPITAL ASSET MANAGEMENT, LLC

By:	/s/ Jason Reese
Name: Jason Reese
Title: Chairman and Chief Executive Officer

LONG BALL PARTNERS, LLC

By: Imperial Capital Asset Management, LLC, its managing member

By:	/s/ Jason Reese
Name: Jason Reese
Title: Chairman and Chief Executive Officer

IC LEVERAGE INCOME FUND, LLC

By: Imperial Capital Group Holdings, LLC, its managing member

By	: /s/ Jason Reese
Name: Jason Reese
Title: Authorized Signatory

IMPERIAL CAPITAL GROUP HOLDINGS II, LLC

By: Imperial Capital Group Holdings, LLC, its managing member

By:	/s/ Jason Reese
Name: Jason Reese
Title: Authorized Signatory

JASON REESE

/s/ Jason Reese